SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

120 chemin de la Rive

Gatineau, Québec, Canada J8M 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: June 7, 2023	By:	/s/ Joelle Maurais
Name: Joelle Maurais
Title: General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Subscription Agreement for Series 1 Preferred Shares of the registrant dated June 1, 2023 between the registrant and BPY Limited

99.2†	Cash Escrow Agency Agreement dated June 1, 2023 between the registrant, Tinglemerrett LLP and BPY Limited

99.3	Arrangement Agreement Amendment dated June 1, 2023 between the registrant and Tilray Brands, Inc.

99.4	Amendment to the Letter Agreement Dated April 10, 2023 providing for the waiver and amendment of certain covenants under the Amended and Restated Senior Secured Convertible Note due 2026 dated June 1, 2023 between the registrant and Tilray Brands, Inc.

†

Portions of this exhibit have been omitted because the information is (i) confidential personal information or (ii) of the type the registrant both customarily and actually treats as private or confidential.